OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENERGYSOUTH, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

292907 10 0

(Cusip Number)

January, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 292907 10 0

1.	Name of Reporting Person: Emily Staples Hearin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 Shares*

		6.	Shared Voting Power: 146,897 Shares*

		7.	Sole Dispositive Power: 146,897 Shares*

		8.	Shared Dispositive Power: 0 Shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 146,897 Shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.9%

12.	Type of Reporting Person: IN

*See Notes 1 and 2.

13G
CUSIP No. 292907 10 0

1.	Name of Reporting Person: Ann B. Hearin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 Shares*

		6.	Shared Voting Power: 69,724 Shares*

		7.	Sole Dispositive Power: 69,724 Shares*

		8.	Shared Dispositive Power: 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,724 Shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%

12.	Type of Reporting Person: IN

*See Notes 1 and 3.

13G
CUSIP No. 292907 10 0

1.	Name of Reporting Person: Luis M. Williams		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 Shares*

		6.	Shared Voting Power: 116,636 Shares*

		7.	Sole Dispositive Power: 116,636 Shares*

		8.	Shared Dispositive Power: 0 Shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,636 Shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.3%

12.	Type of Reporting Person: IN

*See Notes 1 and 4.

13G
CUSIP No. 292907 10 0

1.	Name of Reporting Person: Thomas B. Van Antwerp		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,194 Shares*

		6.	Shared Voting Power: 378,680 Shares*

		7.	Sole Dispositive Power: 2,194 Shares*

		8.	Shared Dispositive Power: 2,725 Shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 380,874 Shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.6%

12.	Type of Reporting Person: IN

*See Notes 1 and 5.

Notes to Schedule 13G

Note 1.	All shares held by the Executors of the Estate of William J. Hearin, Jr. (the “Estate”) have been distributed (the “Distributed Shares”) from the Estate. Each of the filing persons, who were co-executors of the Estate, previously shared voting and dispositive power over the 244,381 shares held by the Executors of the Estate. None of reporting persons beneficially owns any of the Distributed Shares, except for 98,273 shares distributed to Emily Staples Hearin and included in shares beneficially owned by her (see Note 2) and 41,600 shares distributed to The Hearin/Chandler Foundation and included in shares beneficially owned by Messrs. Williams and Van Antwerp (see Note 4).

Note 2.	Includes 146,897 shares (including 98,273 Distributed Shares) owned directly by Mrs. Hearin over which she has sole dispositive power and as to which she shares voting powers with Mr. Van Antwerp.

Note 3.	Includes 69,724 shares owned directly by Ms. Hearin over which she has sole dispositive power and as to which she shares voting powers with Mr. Van Antwerp. Does not include 104,508 Distributed Shares, conveyed to a trust established for the benefit of Ms. Hearin, over which she has no voting or dispositive power.

Note 4.	Includes 7,536 shares owned directly by Mr. Williams over which he has sole dispositive power and as to which she shares voting powers with Mr. Van Antwerp, and 109,100 shares (including 41,600 Distributed Shares) owned by The Hearin/Chandler Foundation, as to which Mr. Williams has sole dispositive power as the trustee and as to which she shares voting powers with Mr. Van Antwerp; excludes 9,101 shares owned by Mr. Williams’ spouse, as to which he disclaims beneficial ownership.

Note 5.	Includes 109,100 shares owned by The Hearin/Chandler Foundation, of which Mr. Williams is the trustee and with whom Mr. Van Antwerp shares voting power; and 146,897 shares owned by Emily Staples Hearin, 69,724 shares owned by Ann Hearin, 42,698 shares owned by Louise Hearin, and 7,536 shares owned by Mr. Williams, as to which Mr. Van Antwerp shares voting power. Also includes 634 shares held directly by Mr. Van Antwerp over which he has sole voting and dispositive power, 2,725 shares owned jointly with Mr. Van Antwerp’s spouse with whom he shares voting and dispositive power, and 1,560 shares held in two accounts by Mr. Van Antwerp as custodian for two children under the New York Uniform Transfers to Minors Act, as to which he has sole voting and dispositive power.

Note 6.	Based on information provided by the Issuer as to shares outstanding as of January 31, 2003.

13G

Item 1.
	(a)	Name of Issuer:
EnergySouth, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
2828 Dauphin Street Mobile, Alabama 36606

Item 2.
	(a)	Name of Person Filing:
See respective cover pages.
	(b)	Address of Principal Business Office or, if none, Residence:
Emily Staples Hearin
301 East Dellwood Drive
Mobile, AL 36606

Ann B. Hearin
28 Magnolia Trace
Point Clear, AL 36564

Luis M. Williams
4551 Knight Way Drive
Mobile, AL 36608

Thomas B. Van Antwerp
c/o Legal Professional Staffing, Inc.
Suite 1295
2 Ravina Drive
Atlanta, GA 30346
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock ($.01 par value)
	(e)	CUSIP Number:
292907 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
See respective cover pages.
(b) Percent of class:
See respective cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See respective cover pages.
(ii) Shared power to vote or to direct the vote:
See respective cover pages.
(iii) Sole power to dispose or to direct the disposition of:
See respective cover pages.
(iv) Shared power to dispose or to direct the disposition of:
See respective cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

*except as to Mr. Van Antwerp; See Note 5.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to herself, and to her best knowledge as to each other filing person is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Emily Staples Hearin
Name:	Emily Staples Hearin

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to herself, and to her best knowledge as to each other filing person is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Ann B. Hearin
Name:	Ann B. Hearin

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Luis M. Williams
Name:	Luis M. Williams

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Thomas B. Van Antwerp
Name:	Thomas B. Van Antwerp